Exhibit 23.4


                            Consent of Moss Adams LLP


         We consent to (a) the incorporation by reference in the Registration Statement of SpectraSite Holdings, Inc. on Form S-3 of (i) our report dated April 14, 1998, except for the third paragraph in Note 3, as to which the date is May 31, 1998 and the fourth paragraph in Note 3, as to which the date is June 14, 1999, relating to the consolidated financial statements of Westower Corporation and Subsidiaries as of February 28, 1997 and 1998 and the three years in the period ended February 28, 1998 and (ii) our report dated October 21, 1998 on our audit of the financial statements of CORD Communications, Inc. as of June 30, 1997 and 1998 and for the years then ended and (b) the reference to our Firm in the prospectus under the caption "Experts."



/s/ Moss Adams LLP

Bellingham, Washington
September 11, 2000